As filed with the Securities and Exchange Commission on June 17, 2009

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

Amended and Restated Application No. 2 Pursuant to Section 6(c) for Order of
Exemption from Rule 12d1-2(a)

POWERSHARES EXCHANGE-TRADED FUND TRUST

POWERSHARES EXCHANGE-TRADED FUND TRUST II

POWERSHARES INDIA EXCHANGE-TRADED FUND TRUST AND

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

(each located at: 301 West Roosevelt Road, Wheaton, Illinois 60187 )

INVESCO AIM ADVISORS, INC.

AIM COUNSELOR SERIES TRUST

AIM EQUITY FUNDS

AIM FUNDS GROUP

AIM GROWTH SERIES

AIM INTERNATIONAL MUTUAL FUNDS

AIM INVESTMENT FUNDS

AIM INVESTMENT SECURITIES FUNDS

AIM SECTOR FUNDS

AIM TAX-EXEMPT FUNDS

AIM TREASURER’S SERIES TRUST

AIM VARIABLE INSURANCE FUNDS

SHORT-TERM INVESTMENTS TRUST

INVESCO AIM DISTRIBUTORS, INC.

(each located at: 11 Greenway Plaza, Suite 100, Houston, Texas 77046)

Investment Company File No. 812-13604

Direct all written and oral communications concerning this Application to:

Stuart M. Strauss, Esq.	E. Carolan Berkley, Esq.
Clifford Chance US LLP	Stradley Ronon Stevens & Young, LLP
31 West 52nd Street	2600 One Commerce Square
New York, New York 10019	Philadelphia, Pennsylvania 19103

Copy to:

H. Bruce Bond	John M. Zerr
301 West Roosevelt Road	11 Greenway Plaza
Wheaton, Illinois 60187	Suite 100
Houston, Texas 77046

This Application (including exhibits) consists of 32 pages.

I.              INTRODUCTION

PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II, PowerShares India Exchange-Traded Fund Trust and PowerShares Actively Managed Exchange-Traded Fund Trust, AIM Counselor Series Trust, AIM Equity Funds, AIM Funds Group, AIM Growth Series, AIM International Mutual Funds, AIM Investment Funds, AIM Investment Securities Funds, AIM Sector Funds, AIM Tax-Exempt Funds, AIM Treasurer’s Series Trust, AIM Variable Insurance Funds and Short-Term Investments Trust (collectively, the “Trusts”), Invesco PowerShares Capital Management LLC and Invesco Aim Advisors, Inc. and Invesco Aim Distributors, Inc. (the “Distributor” and, collectively with the Trusts and Invesco PowerShares Capital Management LLC and Invesco AIM Advisors, Inc., the “Applicants”) hereby file this amended and restated application (“Application”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an order exempting the Applicants from Rule 12d1-2(a) under the Act.  Applicants request the exemption to the extent necessary to permit any existing or future registered open-end management investment company or series thereof that (a) is advised by Invesco PowerShares Capital Management LLC, Invesco AIM Advisors, Inc. or any entity controlling, controlled by or under common control with either of them (each, an “Adviser”), (b) is in the same group of investment companies as defined in section 12(d)(1)(G) of the Act, (c) invests in shares of other registered open-end investment companies (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the Act, and (d) is also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act (“Fund of Funds”), to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”).(1)  Applicants also request that the order exempt any entity controlling, controlled by or under common control with Invesco PowerShares Capital Management LLC, Invesco AIM Advisors, Inc.

(1) Every existing entity that currently intends to rely on the requested order is named as an Applicant.  Any existing or future entity that relies on the order in the future will do so only in accordance with the terms and conditions in the Application.

or the Distributor that now or in the future acts as principal underwriter with respect to the transactions described herein.

II.            APPLICANTS

A.            The Trusts and the Funds of Funds.

PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II and PowerShares India Exchange-Traded Fund Trust are organized as Massachusetts business trusts, and the remainder of the Trusts are organized as Delaware statutory trusts.  All Funds of Funds and Underlying Funds are or will be registered with the U.S. Securities and Exchange Commission (the “SEC”) as open-end management investment companies.  PowerShares Autonomic Growth NFA Global Asset Portfolio, PowerShares Autonomic Balanced Growth NFA Global Asset Portfolio and PowerShares Autonomic Balanced NFA Global Asset Portfolio are separate investment portfolios of the PowerShares Exchange-Traded Fund Trust II; AIM Conservative Allocation Fund, AIM Growth Allocation Fund, AIM Income Allocation Fund, AIM Independence Now Fund, AIM Independence 2010 Fund, AIM Independence 2020 Fund, AIM Independence 2030 Fund, AIM Independence 2040 Fund, AIM Independence 2050 Fund, AIM International Allocation Fund, AIM Moderate Allocation Fund, AIM Moderate Growth Allocation Fund and AIM Moderately Conservative Allocation Fund are separate investment portfolios of AIM Growth Series; and AIM V.I. PowerShares ETF Allocation Fund is a separate investment portfolio of AIM Variable Insurance Funds which each operate as “fund of funds” in reliance on Section 12(d)(1)(G) and Rule 12d1-2 under the Act.  Accordingly, the Funds of Funds invest in shares of Underlying Funds in accordance with Section 12(d)(1)(G) of the Act and Rule 12d1-2 under the Act, pursuant to their investment objectives, policies, strategies and limitations.

B.            The Advisers.

The Advisers are or will be registered as investment advisers under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Invesco PowerShares Capital Management LLC, a Delaware limited liability company, and Invesco AIM Advisors, Inc., a Delaware corporation, are wholly-owned subsidiaries of Invesco Aim Management Group, Inc., a subsidiary of Invesco Ltd. and are the investment advisers for the various investment portfolios of the Trusts.

C.            The Distributor.

The Distributor, a Delaware corporation, is located at 11 Greenway Plaza, Houston, Texas 77040-1173.  The Distributor is a wholly-owned subsidiary of Invesco Ltd. and a registered broker-dealer under the Securities Exchange Act of 1934.  The Distributor provides marketing and distribution services to the Trusts and the Funds of Funds.

III.           APPLICANTS’ PROPOSAL

Each Fund of Funds invests or will invest in certain Underlying Funds as set forth in its prospectus.  Applicants propose that, subject to the terms and the condition set forth in this Application, the Funds of Funds be permitted to invest in Other Investments.  The opportunity to invest in Other Investments will allow the Funds of Funds greater flexibility to meet their investment objectives than is possible through the more limited kinds of investments expressly permitted by Section 12(d)(1)(G)(i)(II) (e.g., Underlying Funds, Government securities and short-term paper) and Rule 12dl-2(a)(2) (e.g., stocks and bonds).  In addition, there may be times when using Other Investments may allow a Fund of Funds to invest in eligible asset classes with greater efficiency and at a lower cost than is possible through investment in an Underlying Fund.  Each Adviser believes that its ability to use direct investments in securities and Other Investments will allow it to create better investment products that are suitable for a wide variety of fund investors.

Consistent with its fiduciary obligations under the Act, each Fund of Fund’s board of trustees or directors will review the advisory fees charged by the Fund of Fund’s investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Funds of Funds may invest.

IV.           APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more that 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets.  Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.

In 1996 Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies”, which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services.  Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I)            the acquired company and the acquiring company are part of the same group of investment companies;

(II)           the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;

(III)         with respect to

(aa)         securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

(bb)         securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV)         the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

In 2006 the Commission adopted Rule 12d1-2 under the Act.(2)  That Rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire:

(1)           Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2)           Securities (other than securities issued by an investment company); and

(3)           Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.(3)  The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address.”(4)  The passage of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in Section 12(d)(1)(G)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”(5)

Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.(6)  It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder,

(2)     See Fund of Funds Investments, Investment Company Act Rel. No. IC-27399 (Jun. 20, 2006) (the “Adopting Release”).

(3)     See Adopting Release at 17, n.58.

(4)     Id. At 17-18.

(5)     See H.R. REP. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).

(6)     See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 16, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

that would inhibit the development of new and innovative investment products.  Section 6(c) provides as follows:

The Commission .... by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Investment Company Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants believe that permitting the Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, namely:  (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.(7)  Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements, including those where a fund of funds also invests in Government securities and short-term paper, do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B).  Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself.  The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting the Funds of Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B).  Instead, this additional flexibility

(7)     See the Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966)

will provide the Funds of Funds a broader array of investment options through which to pursue their investment objectives.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “consistent with the public interest and the protection of investors,” and therefore meets the standards for relief set forth in Sections 12(d)(l)(J) and 6(c) of the Act.  As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V.            SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in some combination of futures contracts and other derivatives and financial instruments that are not specifically identified in Section 12(d)(1)(G)(i)(II) or in Rule 12dl-2(a)(2).  See, e.g., First American Strategy Funds, Inc., et al., File No. 812-13602, Investment Company Rel. Nos. 28715 (April 28, 2009) (order) and 28683 (March 31, 2009) (notice); Massachusetts Financial Services Company, et al., File No. 812-13519, Investment Company Act Rel. Nos. 28694 (April 14, 2009) (order) and 28649 (March 17, 2009) (notice) and Aberdeen Asset Management Inc., et al., File No. 812-13531, Investment Company Act Rel. Nos. 28443 (October 21, 2008) (order) and 28407 (September 25, 2008) (notice).

VI.           APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

1.             Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the Application.

VII.         REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application.  Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Section 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII.       PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is as indicated on the first page of this Application.  Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  The Verifications required by Rule 0-2(d) under the Act are included as Exhibit A to this Application.  The resolutions of the Trusts, authorizing the filing of this Application are included as Exhibit B.

EXHIBIT INDEX

Exhibit

Authorizations	Exhibits A-1 through A-19

Resolutions of the Trusts	Exhibit B

EXHIBIT A-1

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated June 17, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.  Harold Bruce Bond is authorized to sign and file this document on behalf of POWERSHARES EXCHANGE-TRADED FUND TRUST.

POWERSHARES EXCHANGE-TRADED FUND TRUST

By:	/s/ Harold Bruce Bond
	Name:	Harold Bruce Bond
	Title:	President

EXHIBIT A-2

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated June 17, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.  Harold Bruce Bond is authorized to sign and file this document on behalf of POWERSHARES EXCHANGE-TRADED FUND TRUST II.

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By:	/s/ Harold Bruce Bond
	Name:	Harold Bruce Bond
	Title:	President

EXHIBIT A-3

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated June 17, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.  Harold Bruce Bond is authorized to sign and file this document on behalf of POWERSHARES INDIA EXCHANGE-TRADED FUND TRUST.

POWERSHARES INDIA EXCHANGE-TRADED FUND TRUST

By:	/s/ Harold Bruce Bond
	Name:	Harold Bruce Bond
	Title:	President

EXHIBIT A-4

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated June 17, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.  Harold Bruce Bond is authorized to sign and file this document on behalf of POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST.

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

By:	/s/ Harold Bruce Bond
	Name:	Harold Bruce Bond
	Title:	President

EXHIBIT A-5

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated June 17, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.  Harold Bruce Bond is authorized to sign and file this document on behalf of INVESCO POWERSHARES CAPITAL MANAGEMENT LLC.

INVESCO POWERSHARES CAPITAL MANAGEMENT LLC

By:	/s/ Harold Bruce Bond
	Name:	Harold Bruce Bond
	Title:	President

EXHIBIT A-6

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated June 17, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. John M. Zerr is authorized to sign and file this document on behalf of INVESCO AIM ADVISORS, INC.

INVESCO AIM ADVISORS, INC.

By:	/s/ John M. Zerr
	Name:	John M. Zerr
	Title:	Senior Vice President

EXHIBIT A-7

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated June 17, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. John M. Zerr is authorized to sign and file this document on behalf of AIM COUNSELOR SERIES TRUST.

AIM COUNSELOR SERIES TRUST

By:	/s/ John M. Zerr
	Name:	John M. Zerr
	Title:	Senior Vice President

EXHIBIT A-8

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated June 17, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. John M. Zerr is authorized to sign and file this document on behalf of AIM EQUITY FUNDS.

AIM EQUITY FUNDS

By:	/s/ John M. Zerr
	Name:	John M. Zerr
	Title:	Senior Vice President

EXHIBIT A-9

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated June 17, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. John M. Zerr is authorized to sign and file this document on behalf of AIM FUNDS GROUP.

AIM FUNDS GROUP

By:	/s/ John M. Zerr
	Name:	John M. Zerr
	Title:	Senior Vice President

EXHIBIT A-10

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated June 17, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. John M. Zerr is authorized to sign and file this document on behalf of AIM GROWTH SERIES.

AIM GROWTH SERIES

By:	/s/ John M. Zerr
	Name:	John M. Zerr
	Title:	Senior Vice President

EXHIBIT A-11

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated June 17, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. John M. Zerr is authorized to sign and file this document on behalf of AIM INTERNATIONAL MUTUAL FUNDS.

AIM INTERNATIONAL MUTUAL FUNDS

By:	/s/ John M. Zerr
	Name:	John M. Zerr
	Title:	Senior Vice President

EXHIBIT A-12

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated June 17, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. John M. Zerr is authorized to sign and file this document on behalf of AIM INVESTMENT FUNDS.

AIM INVESTMENT FUNDS

By:	/s/ John M. Zerr
	Name:	John M. Zerr
	Title:	Senior Vice President

EXHIBIT A-13

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated June 17, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of the applications. John M. Zerr is authorized to sign and file this document on behalf of AIM INVESTMENTS SECURITIES FUNDS.

AIM INVESTMENTS SECURITIES FUNDS

By:	/s/ John M. Zerr
	Name:	John M. Zerr
	Title:	Senior Vice President

EXHIBIT A-14

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated June 17, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. John M. Zerr is authorized to sign and file this document on behalf of AIM SECTOR FUNDS.

AIM SECTOR FUNDS

By:	/s/ John M. Zerr
	Name:	John M. Zerr
	Title:	Senior Vice President

EXHIBIT A-15

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated June 17, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of the applications. John M. Zerr is authorized to sign and file this document on behalf of AIM TAX-EXEMPT FUNDS.

AIM TAX-EXEMPT FUNDS

By:	/s/ John M. Zerr
	Name:	John M. Zerr
	Title:	Senior Vice President

EXHIBIT A-16

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated June 17, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. John M. Zerr is authorized to sign and file this document on behalf of AIM TREASURER’S SERIES TRUST.

AIM TREASURER’S SERIES TRUST

By:	/s/ John M. Zerr
	Name:	John M. Zerr
	Title:	Senior Vice President

EXHIBIT A-17

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated June 17, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. John M. Zerr is authorized to sign and file this document on behalf of AIM VARIABLE INSURANCE FUNDS.

AIM VARIABLE INSURANCE FUNDS

By:	/s/ John M. Zerr
	Name:	John M. Zerr
	Title:	Senior Vice President

EXHIBIT A-18

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated June 17, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. John M. Zerr is authorized to sign and file this document on behalf of SHORT-TERM INVESTMENTS TRUST.

SHORT-TERM INVESTMENTS TRUST

By:	/s/ John M. Zerr
	Name:	John M. Zerr
	Title:	Senior Vice President

EXHIBIT A-19

Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated June 17, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. John M. Zerr is authorized to sign and file this document on behalf of INVESCO AIM DISTRIBUTORS, INC.

INVESCO AIM DISTRIBUTORS, INC.

By:	/s/ John M. Zerr
	Name:	John M. Zerr
	Title:	Senior Vice President

EXHIBIT B

AUTHORIZATION FOR THE TRUSTS

The Boards of Trustees of PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II, PowerShares India Exchange-Traded Fund Trust and PowerShares Actively Managed Exchange-Traded Fund Trust (collectively, the “Trusts”) has authorized and directed the undersigned to execute and file this Application for an Order.  The resolution of the Boards to this effect is as follows:

RESOLVED, that the Trustees of the PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II, PowerShares India Exchange-Traded Fund Trust and PowerShares Actively Managed Exchange-Traded Fund Trust (the “Trusts”) hereby approve in the name and on behalf of the Trusts the preparation, execution and filing with the Securities and Exchange Commission of an Application for an Order of Exemption under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Rule 12d1-2(a) under the Act, with such changes as may be recommended by the Trusts’ Counsel and any amendments or supplements thereto, if the same shall be necessary and appropriate; and it is further

RESOLVED, that the officers of the Trusts and any other appropriate officers of the Trusts be, and each hereby is, authorized and directed to take such additional actions, and to execute and deliver on behalf of the Trusts such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, their authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and it is further

RESOLVED, that upon issuance of any Order of Exemption by the Securities and Exchange Commission in accordance with the terms and conditions of the above described Application, the Trusts are authorized to act in accordance with the provisions of the Order of Exemption.

The Boards of Trustees of AIM Core Allocation Portfolio Series, AIM Counselor Series Trust, AIM Equity Funds, AIM Funds Group, AIM Growth Series, AIM International Mutual Funds, AIM Investment Funds, AIM Investment Securities Funds, AIM Sector Funds, AIM Tax-Exempt Funds, AIM Treasurer’s Series Trust, AIM Variable Insurance Funds and AIM Short-Term Investments Trust (collectively, the “Trusts”) has authorized and directed the undersigned to execute and file this Application for an Order.  The resolution of the Boards to this effect is as follows:

WHEREAS, Section 12(d)(1)(A) of the Investment Company Act of 1940, as amended (the “Act”) prohibits a registered investment company from acquiring securities of any other investment company in excess of certain percentage limits;

WHEREAS, Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company from selling its shares to any other investment company in excess of certain percentage limits;

WHEREAS, Section 12(d)(1)(G) of the Act permits a registered open-end fund to acquire an unlimited amount of shares of any other investment company that is part of the same “group of investment companies,” (typically known as a fund complex), pursuant to certain restrictions;

WHEREAS, Rule 12d1-2 of the Act permits an acquiring fund in a Section 12(d)(1)(G) affiliated fund of funds arrangement to invest directly in stocks, bonds, and other types of securities, which does not include other instruments such as futures and derivatives that are not defined as “securities” under Section 2(a)(36) of the Act; and

WHEREAS, certain of the current Funds of the Trusts, and future Funds of the Trusts (“Affected Funds”) operate, or will operate, as funds of funds pursuant to Rule 12(d)(1)(G) of the Act, and the rules promulgated thereunder; and

WHEREAS, to effectuate such fund of funds investments in other instruments, the Affected Funds must obtain a prior order of exemption (“exemptive order”) from the United States Securities and Exchange Commission (“SEC”);

WHEREAS, Invesco Aim Advisors, Inc. (“Invesco Aim”) recommends that the Affected Funds seek an exemptive order that contains relief that is broad enough to enable the Affected Funds to purchase other instruments not covered in Rule 12d1-2 of the Act; and

NOW THEREFORE BE IT RESOLVED, that the Boards of Trustees hereby authorizes and directs the proper officers of the Affected Funds to prepare and file with the SEC an application, in substantially the form attached hereto, with such modifications, amendments, supplements, and exhibits thereto as the executing officer determines (with the advice of counsel) are necessary or appropriate, for an order granting exemptive relief from such provisions of the Act, as are necessary or appropriate to effectuate the above-described fund of funds purchases of other instruments; and be it

FURTHER RESOLVED, that the proper officers are hereby authorized, empowered, and directed to prepare, execute, and deliver new or revised participation agreements (including amendments thereto) with insurance companies and/or funds of funds, substantially in the form previously approved or ratified by the Boards, with such modifications and exhibits thereto as the executing officer determines (with advice of counsel) are necessary or appropriate to give effect to a funds of funds arrangement and comply with the conditions of the above-described exemptive order, and be it

FURTHER RESOLVED, that the officers of the Affected Funds be and they hereby are authorized, empowered and directed to take any other such action and to prepare, execute and deliver such other documents, and to pay such expenses, as they deem necessary or appropriate to effect the intent and accomplish the purposes of the foregoing resolutions.